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                                                                    EXHIBIT 21



                      [LETTERHEAD OF JAPONICA PARTNERS]




                                                              September 21, 1994


Mr. Frank J. Tasco
Chairman
Borden, Inc.
277 Park Avenue
New York, NY  10172

Dear Frank:

INTRODUCTION:

          We are writing this letter to express our continuing interest (the Letter of Continuing Interest "LCI") in effecting a significant transaction with Borden or its shareholders to enable shareholders to receive substantially greater value than would be available to them under the Whitehall scheme while restoring Borden's business to positive levels of achievement. As we have said repeatedly from the outset we wish to act as a proactive white knight; and the board's determination to sell Borden mandates that the board accept us in that role.

          To that end we are forming a new entity, Buckeye Partners, to effect the transaction. Through Buckeye, Japonica Partners will pursue the objective of rebuilding Borden as an independent company, headquartered in Columbus.

          We do not wish to divert your focus by reminding you of the history of our attempts to communicate with you (see, for example, attached letters); but the unwillingness of the board or its advisors to state your objectives has increased the difficulty in specifically addressing those objectives. Because we neither have had access to the materials that you provided to Whitehall nor have been given the opportunity to conduct due diligence, this letter is based on the assumption that the information publicly available about Borden would be confirmed by a review of those materials and the due diligence process. As you probably inferred from the long period of time we have been writing to you, we have conducted an extensive review of Borden and its operations; and in our view, we believe that a beneficial transaction can be consummated.

          Against this background we wish to state the principles and alternatives which would govern the transaction we propose.





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Mr. Frank J. Tasco
September 21, 1994
Page 2





VALUE ASSESSMENT:

          The target which we believe to be attainable for shareholders with a continuing interest in the company is $22 to $25 per share during 1995.

          Currently, our intent would be to pay between $16 and $18 per share. This is the value that would serve as the basis for determining the consideration to be received by Borden or its shareholders, and the additional capital needed by Borden to achieve its corporate and business objectives and policies. Such valuation could include mediums of exchange in addition to transaction securities.

STRUCTURAL ALTERNATIVES:

          From reports carried in the business press it appears that a substantial number of Borden's shareholders wish to have the opportunity to recoup lost value by participating in Borden's future growth. We propose to offer them chance to do so if they so choose. While we are prepared to accept a broad range of ownership levels, in order to assure liquidity, we understand that the minimum continued participation should equal at least 10% of the equity. Given what may be a large interest in continuing ownership, if the shareholders so elect, their continued ownership could range as high as 80%. Because the board has expressed a desire to deliver to shareholders consideration in the form of shares in another publicly held company, we are prepared to address this apparent desire under which shares of a major, highly regarded, New York Stock Exchange, Fortune 500 company could constitute all or a portion of consideration to be paid to Borden and its shareholders.

MAINTAINING AND RESTORING BORDEN'S VALUE:

          Our positive operating philosophy of Dynamic Tension will enable us to restore Borden's luster and create jobs for the operating workforce that is the core of productivity and the restoration of shareholder value. (See attached Exhibits on "Dynamic Tension" and Management Principles). Central to this objective is the infusion of equity that will permit the execution of this program and lead to growth of stock value through appreciation and restoration of dividends to at least their former levels.

          Our computations have been made without giving effect to compensation that could be paid to Whitehall and its affiliates; and we believe that it is incumbent on the directors of





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Mr. Frank J. Tasco
September 21, 1994
Page 3





Borden to take all appropriate steps to minimize the reduction in shareholder value that would result from such compensation. We presume that you have the ability to do so in the proper exercise of your fiduciary duty.

          Because of our confidence in Borden's future, and in contrast to the Whitehall transaction, we would not divert cash to fees and would accept equity and/or warrants. Similarly, as we have repeatedly written to you, realization of value requires that Borden cease its asset divestitures, especially since the prices that have been obtained reflect past non-performace and financial pressure to sell rather than full value for excellent results and strategic opportunity. Obtaining consent from Whitehall for such sales is of no moment since they are not the controlling shareholders of Borden. In short, the sale of assets is inconsistent with value realization for Borden's current owners.

          Under the "Dynamic Tension" rebuilding plan, certain under-performing businesses would be allowed to operate as an independent business unit, facilitating their rapid restructuring and eliminating the risks to Borden's better performing business.

          Another component for consideration is to immediately restore Borden's dividend to a higher level to accommodate the individual investor who depends on this income.

FINANCIAL SUBSTANCE:

          As you can see, the objectives and effects of a transaction would be to enhance the value of Borden's businesses and shares. Your advisor has previously complimented Japonica Partners on being a credible and highly successful firm with a good reputation. In the past, attempts to divert attention from the substance of our proposals by efforts to shift attention to financeability have been shown to be both foolish and futile. As evidenced by the fully financed CNW offer of $1.6 billion and a successfully concluded Allegheny International transaction, financing has always been available to implement a sound strategy -- even at a time when our own resources were more limited. We have received numerous expressions of interest in providing financing by substantial institutions; but we will not conclude arrangements and incur the related commitment expenses until terms and structure are agreed to with by Borden.





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Mr. Frank J. Tasco
September 21, 1994
Page 4





SHAREHOLDER DEMOCRACY:

          Contrary to the views expressed by some of your advisors, we also believe that the shareholders should have a determinative role in selecting among the alternatives available to them. We would therefore structure the transaction in a non-coercive manner so as to enable your shareholders to decide whether they agree that our transaction is in their best interest and in the best interest of their company.

          Importantly, shareholders should be allowed to vote on both proposals on an equal footing basis. Positioning the process to facilitate this election is consistent both with principals of American corporate democracy and the board's fiduciary duty to maximize shareholder value.

JAPONICA PARTNERS' TRACK RECORD:

          The Borden shareholders can take comfort from Japonica Partners's established history of maximizing shareholder value and concluding transactions which others have characterized as difficult or impossible. CNW and Allegheny International were both companies where financing had collapsed for management sponsored transactions. CNW's management buyout with a major LBO firm had collapsed at substantially lower levels than the final sale price. Allegheny International's management buyout proposal could not get any financing, and many major buyout firms passed on what became an American success story. On the basis of analysis initially conducted from the outside and confirmed by due diligence, we identified value that created substantial shareholder wealth in both instances.

CONCLUSION:

          Consistent with our role of proactive white knight, we look forward to working with you to conduct a meaningful due diligence, concluding a definitive agreement, closing a transaction and delivering enhanced value to your shareholders.

          Allowing shareholders to vote on both proposals on an equal footing basis is clearly consistent with the board's fiduciary duty to maximize shareholder value.





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Mr. Frank J. Tasco
September 21, 1994
Page 5





          Finally, asset sales prior to resolution of the situation must be put on hold.

                                          Very truly yours,


                                          /s/ JAPONICA PARTNERS
                                          ---------------------
                                              JAPONICA PARTNERS



[Omitted from this letter are attachments which are filed separately as exhibits 1, 10, 11, 12, 14 and 19 to this Form 8-K]





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DYNAMIC TENSION (TM)  CYCLE


[Graphic: circles connected by clockwise arrows containing the following texts:




                                   Productivity
                                   Improvement
                                   & Training

                                   Lower
                                   cost
                                   Product

                                   More
                                   Competitive
                                   Pricing
                                   = Greater
                                   Market
                                   Share

                                   New
                                   Products +
                                   More P&M
                                   Expenditure

                                   Increased
                                   Sales

                                   Job
                                   Growth

[Surrounding central shape with the text:]

                          "Greater Shareholder Wealth"


                                                         JAPONICA PARTNERS & CO.





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JAPONICA PARTNERS & CO.


Management Principles


[Graphic with boxes containing the following texts:]


Consistency, Predictability & Growth.

Profitability is a state of mind.

Keep it simple.

If you can't measure it, you can't manage it.

Management's job is to identify and successfully implement investment opportunities that permit us to achieve the financial targets we set.

Building an effective management process through shared values of involvement, intensity, discipline and persistence.

There are no mature markets, only mature managers who need to be rejuvenated or replaced.

Wear out the soles of your shoes before the seat of your pants.

Continuous training.  Continuous betterment.